

October 17, 2014

Via E-mail
Ms. Carrie A. Comer
Senior Vice President and Chief
Financial Officer
F & M Bank Corp.
P.O. Box 1111
Timberville, VA 22853

>   **Re: F & M Bank Corp.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2013**
>   **Filed March 28, 2014**
>   **File No. 000-13273**

Dear Ms. Comer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Nonaccrual and Past Due Loans, pages 27-28

1. Please provide us and expand the tabular presentation in future filings to include the information for nonaccrual, past due and restructured loans for each of the last 5 fiscal years pursuant to Item III C 1 of Guide III. In this regard, present the aggregate amount of loans not included above which are "troubled debt restructurings." In

addition, provide a note to the tabular presentation to state the amount of nonaccrual troubled debt restructurings included in nonaccrual loans.

Loan Losses and Allowance for Loan Losses, page 30

2. Please provide us and expand future filings to include the ratio of net chargeoffs during the period to average loans outstanding during the period pursuant to Item IV A of Guide III.

3. Please provide us and expand future filings to present the Allocation of the Allowance for Loan Losses at the end of each of the last five fiscal years pursuant to Item IV B of Guide III.

Signatures, page 82

4. We note that all the signatures are dated March 28, 2013. Please file an amendment to the Form 10-K to include currently dated signatures.

Item 15. Exhibits and Financial Statement Schedules

Exhibits 31.1, 31.2 and 32.1

5. We note that Exhibits 31.1, 31.2 and 32.1 are dated March 31, 2013. Please file newly dated certifications in an amendment to the Form 10-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Chris Harley at (202) 551-3695 or me at (202) 551-3752 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Gus Rodriguez

Gus Rodriguez
Accounting Branch Chief